July 19, 2011

VIA EDGAR

Brian Cascio Division of Corporation Finance Accounting Branch Chief United States Securities and Exchange Commission 100 F Street N.E. Mail Stop 3030 Washington, D.C. 20549

Re:	Adept Technology, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed September 17, 2010 (the “2010 Form 10-K”)
Form 10-Q for the quarterly period ended March 26, 2011
Filed May 10, 2011
File No. 000-27122

Dear Mr. Cascio:

This letter from Adept Technology, Inc. (“Adept”) responds to your letter dated June 30, 2011 (the “Comment Letter”) regarding Adept’s 2010 Form 10-K and Form 10-Q for the period ended March 26, 2011 with comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  In connection with responding to the Staff’s comments and as requested by the Staff, Adept acknowledges that:

•	Adept is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adept may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     As always, Adept is available to discuss further its responses to the Staff’s comments.

     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at 925-245-3502.

Sincerely,

/s/ Lisa M. Cummins
Chief Financial Officer

cc:   Kristin Lochhead, Staff Accountant, Securities and Exchange Commission
Martin James, Senior Assistant Chief Accountant, Securities and Exchange Commission